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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of FEBRUARY 15 ,1999

                             QUEBECOR PRINTING INC.
         --------------------------------------------------------------------
                (Translation of Registrant's Name into English)

          612 Saint-Jacques Street, Montreal, Quebec, Canada, H3C 4M8
         --------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                      Form 40-F    X
    -----                                                                  -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                         No    X
    -----                                        -----




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                            NOTICE OF ANNUAL MEETING
                             QUEBECOR PRINTING INC.
                             FILED IN THIS FORM 6-K



February 15, 1999










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                                     NOTICE



Montreal, February 15, 1999



Notice is hereby given that the Annual Meeting of Shareholders of QUEBECOR PRINTING INC. will be held at the Hotel Marriott Chateau Champlain, 1, Place du Canada, Montreal, Quebec, on Tuesday, April 27, 1999, at 10:00 a.m.

Shareholders registered at the close of business on March 15, 1999 will be entitled to receive notice and to vote at the Meeting.



                                                 By order of the Board




                                                 (Signed: Philippe Montel)


                                                 PHILIPPE MONTEL
                                                 Vice President, Legal Affairs
                                                 and Secretary








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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    QUEBECOR PRINTING INC.



                                    By:       (s)    PHILIPPE MONTEL
                                        ----------------------------------------
                                    Name:    Philippe Montel
                                    Title:   Vice President, Legal
                                             Affairs and Secretary




Date: FEBRUARY 15, 1999

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